Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
Third Quarter 2010 Results
~ Company to Host Analyst Day in Zhengzhou, China on Thursday, December 9, 2010~

ZHENGZHOU, China – November 15, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui" or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today announced financial results for the third quarter and first nine months of 2010.

Third Quarter 2010 Highlights

•	Revenue increased 4.4% to $61.9 million compared to the same period last year
•	Gross profit increased 2.3% to $18.6 million
•	Operating income increased 1.8% to $16.5 million
•	Net income increased 5.6% to $12.1 million, or $0.25 per diluted share

“There continues to be robust demand for high precision steel in China supported by the country’s fast growing economy,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “There is a limited domestic supply of this type of product in China because Chinese manufacturers lack the equipment and expertise to produce high end specialty cold rolled steel.  As a result, even though China is a net exporter of crude steel, the country is actually a net importer of cold rolled narrow strip steel. Our business has benefited from an increasing movement toward import replacement in China.  Domestic Chinese customers are turning to our high-end precision steel products because our products are more competitively priced and, equally important, are also of the same quality as the premium priced imported products that domestic Chinese customers have historically relied on.

“As a result of this robust demand, our current production facility continues to operate at near-full capacity and we very much look forward to having our additional capacity come online.  Despite existing capacity constraint, we were able to increase our production volume slightly year-over-year which was the main driver of our revenue growth.  Our average selling price during the third quarter was lower than last year but higher than in the second quarter of 2010, mirroring the pricing trends in the raw steel market.  Rising steel prices mean higher revenues for our company due to the fact that we have adopted a cost-plus pricing strategy and we can pass on the raw material increase to our customers while maintaining a gross margin equivalent to our current 30% level, if not higher.  The decline in our operating margin was the result of our additional staffing and training costs as we prepare for the opening of our new production facility.  With our new capacity coming online, we will be able to offer our customers new, higher value-added products, such as chromium and zinc coated products and wide strip products.  Our customers are asking us to produce these products so we are confident the demand will be there once our new production capacity comes online.  These products will increase our sales and our profitability as they are higher margin than the products we make now.”

Third Quarter 2010 Results

Revenue for the three months ended September 30, 2010, was $61.9 million compared to $59.3 million for the same period in 2009, an increase of 4.4%.  The increase in revenue was due to higher production volume of the Company’s products.

Gross profit was $18.6 million compared to $18.2 million for the three months ended September 30, 2009, an increase of 2.3%.  Gross margin was 30.0% compared to 30.6% for the same period last year.  The slight decrease in gross margin was mostly due to a lower average selling price for the Company’s products in the third quarter of 2010 versus the third quarter of 2009.

Total operating expenses were $2.1 million, or 3.4% of sales, compared to $2.0 million, or 3.4% of sales, in last year’s third quarter.  Operating income was $16.5 million, or 26.6% of sales, compared to $16.2 million, or 27.3% of sales, in the same period last year, an increase of 1.8%.  The decrease in operating margin is primarily due to additional salary and training expenses from the Company hiring new employees in anticipation of the opening of its new production facility.

Net income was $12.1 million, or $0.25 per diluted share, an increase of 5.6% from $11.5 million, or $0.29 per diluted share, in the same period last year.

Nine Months 2010 Results

Revenue for the nine months ended September 30, 2010, was $187.7 million compared to $161.7 million for the same period in 2009, an increase of 16.1%.  Gross profit was $56.4 million compared to $48.8 million for the nine months ended September 30, 2009, an increase of 15.5%.  Gross margin was 30.0% compared to 30.2% for the same period last year.  Total operating expenses were $6.3 million, or 3.3% of sales, compared to $4.2 million, or 2.6% of sales, in the same period last year.  Operating income was $50.1 million, or 26.7% of sales, compared to $44.6 million, or 27.6% of sales, in the same period last year, an increase of 12.3%.  Net income was $35.7 million, or $0.77 per diluted share, an increase of 11.5% from $32.0 million, or $0.82 per diluted share, in the same period last year.

Financial Condition

As of September 30, 2010, the Company had $110.7 million in cash and an additional $73.1 million in restricted cash, compared to $79.6 million and $37.5 million, respectively, as of December 31, 2009.  Accounts receivable was $4.2 million as of September 30, 2010, compared to $4.8 million as of December 31, 2009.  Working capital was $51.7 million versus $49.3 million at the end of 2009. Shareholder's equity was $151.0 million, compared to $87.0 million at the end of 2009.  The Company has no long-term debt.

Business Outlook

As previously announced, by December 2011, the Company plans to double its existing production capacity to 500,000 tons per annum, and increase its chromium plating capability to 250,000 tons per annum, covering 50% of its total annual steel production capacity.

Phase I of the expansion plan involves the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The Company expects total capital expenditures for Phase I to be $42 million, of which approximately 90% has been spent to date.  Due to delays related to severe flooding in North China over the last summer season, the Company now expects that the two new cold-rolled production lines will be completed by January 2011, to be followed by test production runs and a full launch of production operations by March 2011.  The Company expects a relatively quick ramp-up after the full launch of production operations begin with an initial capacity utilization of the two new cold-rolled wide-strip steel production lines of approximately 50% rising to approximately 75% by September of 2011.

Phase II of the expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of the third quarter of 2011. The Company expects the capital expenditures for Phase II to total approximately $12 million.

Mr. Lu commented, “Unlike the crude steel industry, whose demand is largely driven by the capital investment cycle, the use of our products is much more related to consumer spending and overall GDP growth in China.  This is because the largest component of our revenues comes from food, beverage, and industrial packaging manufacturers, with the balance coming from manufacturers of construction and interior decoration materials, electrical and home appliances and telecommunications equipment.  We expect demand in China for the type of high precision steel that we produce to continue to grow at a healthy pace due to the continuing improvement of the standard of living in the country and the growth of the Chinese middle class, who are the ultimate end-users of our products.  In addition the Chinese government is continuing to encourage domestic consumption throughout the economy.

“The high precision steel market in China is outperforming the general steel industry.  As the largest player in our market, we are well positioned to capitalize on this attractive growth opportunity.  We are not a commodity steel producer.  Our products are high-end, value-added finished steel products and we are a supplier of choice when our existing customers develop new products.  We provide our customers with high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. Our products are not standardized commodity products. Instead, they are tailored to our customers' requirements and subsequently incorporated into products manufactured for various end applications.  Customers turn to China Gerui because we make high quality products at very competitive prices as compared to imports.  We see the demand in the market and are confident in our ability to ramp up production once our expansion is complete.”

Analyst Day

The Company will be hosting an Analyst Day on Thursday, December 9, 2010, in Zhengzhou, China. China Gerui’s management team will present the Company's strategic goals, product developments, and key milestones, followed by a Q&A session. The Company will also include a tour of the Company's facility in Zhengzhou after the presentation. Interested parties may contact Vivian Chen of CCG Investor Relations at +1 (646) 701-7445 or vivian.chen@ccgir.com.

Conference Call Information

The Company will host a conference call to discuss its third quarter 2010 financial results at 8:00 am ET on Monday, November 15, 2010.

Listeners may access the call by dialing +1 (877) 456-7316 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 758-1304. The conference participant pass code is 24582389.

A replay of the conference call will be available for 14 days starting from 10:00 am ET on Monday, November 15, 2010. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The passcode is 24582389.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com .

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

 All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets

Current assets
Cash	$110,705,294	$79,607,369
Restricted cash	73,096,006	37,498,169
Accounts receivable, net	4,180,215	4,808,184
Inventories	6,947,957	5,958,880
Prepaid expenses and other deposits	33,155,866	16,473,710
Other receivables	1,919,706	2,292,133

Total current assets	230,005,044	146,638,445

Non-current assets
Property, plant and equipment, net	84,105,682	22,338,210
Prepaid machinery deposits	-	13,973,966
Land use right, net	15,159,300	1,399,026

Total non-current assets	99,264,982	37,711,202

Total assets	$329,270,026	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$4,255,678	$7,617,953
Notes payable	91,030,009	41,013,622
Term loans	56,716,284	33,982,715
Land use right payable	10,811,583	-
Income tax payable	3,719,499	3,817,304
Customers deposits	8,253,803	8,146,611
Accrued liabilities and other payables	3,500,860	2,728,585

Total current liabilities	178,287,716	97,306,790

Total liabilities	178,287,716	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 45,489,809 and 40,692,323 shares outstanding as of September 30, 2010 and December 31, 2009 respectively	70,698,023	45,261,630
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	68,180,957	32,438,982
Accumulated other comprehensive income	5,172,386	2,411,301

Total stockholders' equity	150,982,310	87,042,857

Total liabilities and stockholders' equity	$329,270,026	$184,349,647

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue	$61,862,286	$59,252,619	$187,724,365	$161,661,247

Cost of revenue	(43,299,966)	(41,101,974)	(131,368,669)	(112,875,056)

Gross Profit	18,562,320	18,150,645	56,355,696	48,786,191
Gross profit as a percentage of revenue	30.0%	30.6%	30.0%	30.2%
Operating expenses:
General and administrative expenses	(1,866,067)	(1,820,762)	(5,373,275)	(3,475,554)
Selling and marketing expenses	(245,156)	(175,698)	(880,707)	(714,795)
Total operating expenses	(2,111,223)	(1,996,460)	(6,253,982)	(4,190,349)
Total operating expenses as a percentage of revenue	(3.4)%	(3.4)%	(3.3)%	(2.6)%
Operating income	16,451,097	16,154,185	50,101,714	44,595,842
Operating income as a percentage of revenue	26.6%	27.3%	26.7%	27.6%
Other income and (expense):
Interest income	274,446	252,722	653,927	679,264
Interest expenses	(1,087,227)	(940,118)	(3,465,010)	(2,509,686)
Sundry income	183,728	63,482	268,726	215,932

Income before income taxes	15,822,044	15,530,271	47,559,357	42,981,352

Income tax expense	(3,685,197)	(4,037,233)	(11,817,382)	(10,934,348)

Net income	$12,136,847	$11,493,038	$35,741,975	$32,047,004

Earnings per share
- Basic	$0.27	$0.35	$0.83	$0.99

- Diluted	$0.25	$0.29	$0.77	$0.82

Weighted average common shares outstanding
- Basic	45,425,681	32,431,593	43,292,881	32,308,360

- Diluted	48,458,492	39,419,545	46,325,692	39,296,312

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Nine Months Ended
	September 30,
	2010	2009
Cash flows from operating activities:

Net income	$35,741,975	$32,047,004

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,300,301	2,088,492
Amortization of land use right	182,150	23,055

Changes in assets and liabilities:
Accounts receivable, net	627,969	4,102,900
Inventories	(989,077)	(144,854)
Prepaid expenses and other deposits	(16,682,156)	(15,484,439)
Other receivables	372,427	36,798
Accounts payable	(3,362,275)	(2,805,889)
Income tax payable	(97,805)	1,850,763
Customers deposit	107,192	(11,270,604)
Accrued liabilities and other payables	772,275	177,332

Net cash provided by operating activities	18,972,976	10,620,558

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(63,337,786)	(4,546,531)
Payment of purchases of land use right	(2,948,691)	-
Changes in restricted cash	(35,597,837)	(16,554,515)
Changes in prepaid machinery deposits	13,973,966	-

Net cash used in investing activities	(87,910,348)	(21,101,046)

Cash flows from financing activities:
Repayment of term loans	(22,268,054)	(19,617,739)
Proceeds from term loans	45,001,623	22,999,282
Proceeds received from common stock issued and warrant conversion, net of offering costs of $863,676	25,436,393	1,955,386
Proceeds from notes payable	50,016,387	16,553,292
Repayment of subscription receivable	-	4,310,087
Land use right payable	-	(9,601,549)
Due to former minority shareholders	-	(28,521)
Dividends paid	-	(4,310,087)

Net cash provided by financing activities	98,186,349	12,260,151

Net increase in cash	29,248,977	1,779,663

Effect on change of exchange rates	1,848,948	21,767

Cash as of January 1	79,607,369	42,622,404

Cash as of September 30	$110,705,294	$44,423,834

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$3,465,010	$2,509,686
Income tax paid	$11,989,894	$9,085,792
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$10,811,583	$-
Dividend paid	$-	18,525,000